Item 77C

On April 28, 2008, Special Meetings (the "Meetings") of shareholders of the below Funds ("Excelsior Funds") of Excelsior Tax-Exempt Funds, Inc. were held to consider the proposal to approve an Agreement and Plan of Reorganization providing for
(i) the sale of all of the assets of the Excelsior Fund to, and the assumption of all liabilities of that Excelsior Fund by, the corresponding Columbia Fund as shown below, in exchange for shares of such Columbia Fund, and (ii) the distribution of such shares to the shareholders of that Excelsior Fund in complete liquidation of the Excelsior Fund.

Excelsior Fund
Columbia Fund
Intermediate-Term Tax-Exempt Fund
New York Intermediate-Term Tax-Exempt
Fund
Columbia Intermediate Municipal Bond
Fund
Columbia New York Intermediate Municipal
Bond Fund



Below are the voting results of such Meetings:

Intermediate-Term Tax-Exempt Fund


Votes in favor	24,832,558.765


Votes against	181,137.122


Votes abstained	176,193.000

New York Intermediate-Term Tax-Exempt Fund


Votes in favor	9,504,253.645


Votes against	323,705.179


Votes abstained	61,010.000

The numbers of votes necessary to conduct the Meetings were obtained and the proposal for each Fund was approved.



Item 77E

United States Trust Company of New York and U.S. Trust Company, N.A. (formerly, co-investment advisers to the Excelsior Funds, together referred to herein as "U.S. Trust Company"), Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust (the "Companies"), The Charles Schwab Corporation (former parent company to U.S. Trust Company) and others were named in four fund shareholder class actions and two derivative actions which alleged that U.S. Trust Company, the Companies, and others allowed certain parties to engage in illegal and improper mutual fund trading practices, which allegedly caused financial injury to shareholders of certain of the Excelsior Funds advised by U.S. Trust Company. Each plaintiff seeks unspecified monetary damages and related equitable relief.

The class and derivative actions described above were transferred to the United States District Court for the District of Maryland for coordinated and consolidated pre-trial proceedings. In
November 2005, the Maryland court dismissed many of the plaintiffs' claims in both the class and derivative actions. All claims against the Companies, as well as certain individuals, have been dismissed. Plaintiffs' claims against U.S. Trust Company and other individuals under Sections 10(b) and 20(a) of the Securities Exchange Act and Sections 36(b) and 48(a) of the Investment Company Act, however, have not been dismissed.

While the ultimate outcome of these matters cannot be predicted with any certainty at this time, based on currently available information and consultation with counsel, U.S. Trust Company believes that the likelihood is remote that the pending litigation will have a material adverse financial impact on the Companies, or materially affect the advisers' ability to provide investment management services to the Companies.


Item 77I

The Trust Instrument of Excelsior Tax Exempt Funds, Inc. (the
"Trust") reserves the right to create and issue any number of series or classes, and investments in each series participate equally in the earnings, dividends and assets of the particular series only and no other series. The Trust Instrument permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest (par value $0.00001 per share) of each class of each series and to divide or combine the shares into a greater or lesser number of shares without thereby changing the proportionate beneficial interest in the Fund. On May 5, 2008, the Trust commenced the offering of Class Z Shares of its series.